Exhibit 99.1

Constellium Completes Acquisition of Wise Metals

Amsterdam, January 5, 2015 - Constellium N.V. (NYSE and NYSE Euronext: CSTM) today announced that it has completed its previously announced acquisition of Wise Metals Intermediate Holdings LLC (“Wise”), a private aluminum sheet producer located in Muscle Shoals, Alabama. With the closing of the acquisition, Constellium now has access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American Body-in-White (BiW) market.

“This acquisition is a key milestone for Constellium that will allow our Company to provide greater sustainable value to our customers globally,” commented Pierre Vareille, Chief Executive Officer of Constellium. “It enhances Constellium’s global footprint and offering by increasing the Company’s exposure to the North American market and supplementing Constellium’s leading position in Europe. Constellium expects to benefit from increased product development resources and technological capabilities, wider global reach and greater operational flexibility.”

Constellium intends to invest up to $750 million in its Muscle Shoals plant by 2022 in order to significantly accelerate its development in the North American BiW market, complementing Constellium’s existing projects both in the United States and Europe.

Wise’s 2013 EBITDA level is expected to quadruple once facility upgrades are completed and capacity is filled, driven by the addition of BiW production.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.